Crédit Agricole Securities (USA) Inc.

Schedule II

Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2020
(Dollars in Thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	37
Customers' securities failed to receive		2,319
Credit balances in firm accounts which are attributable to principal sales to customers		5,571
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days		19
Total credit items		7,946
Debit balances:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection		---
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		---
Failed to deliver of customers' securities not older than 30 calendar days		8,242
Aggregate debit items		8,242
Less 3% charge		(247)
Total 15c3-3 debits		7,995
Reserve computation:		
Excess of total debits over total credits	$	49
Required deposit		None
Amounts held on deposit in "Reserve Bank Account(s)", including $95,296 value of qualified securities, at end of reporting period	$	95,296
New amount in "Reserve Bank Account(s)" after adding deposit or subtracting withdrawal, including $95,296 value of qualified securities	$	95,296

There are no material differences between the audited Computation for Determination of Reserve Requirements for Broker-Dealers included in this report and the corresponding schedule included in the Company's unaudited December 31, 2020 Part IIA FOCUS filing on January 22, 2021.

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.